Exhibit 2

Company Secretariat Level 20, 275 Kent Street Sydney NSW 2000 Telephone: 61 2 8253 0390 Facsimile: 61 2 8253 1215 www.westpac.com.au

4 November 2009

Company Announcements

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir / Madam

2009 Final Ordinary Dividend – Information

Amount and Payment Date

The Board of Westpac Banking Corporation (Westpac) announced today in its full year 2009 results announcement that it has determined to pay a final ordinary dividend for the year ended 30 September 2009 of 60 cents per fully paid ordinary share on 21 December 2009.

This dividend will be franked to the extent of 100% with Australian franking credits.

Ex-dividend Date

The ex-dividend date is 9 November 2009.

Record Date

The dividend will be paid to all holders of Westpac ordinary shares who are registered on the share register as at the record date, 5.00 pm on 13 November 2009 in Sydney, Australia time (5.00 pm on 12 November 2009 in New York, New York time).

Dividend Reinvestment Plan (DRP)

The Westpac Board has determined that in relation to the 2009 final dividend the DRP will operate as follows:

•                  the Market Price at which shares are issued under the DRP will include a discount of 2.5%; and

•                  the pricing period for setting the Market Price will be the 10 trading days commencing 17 November 2009.

The DRP discount and other terms are reviewed prior to each dividend payment and the DRP terms that will apply to future dividends will be announced to the ASX at the relevant times.

The DRP terms that apply to the dividend, and a complete copy of the DRP terms and conditions, can be found within the Shareholder Services section of Westpac’s website at www.westpac.com.au/investorcentre

If shareholders wish to participate in the DRP for the upcoming dividend, or to change their level of participation, they must complete a DRP application or variation form and return it to Westpac’s share registry, Link Market Services, by no later than 5.00 pm (Sydney, Australia time) on 13 November 2009.

Yours sincerely

Anna Sandham

Company Secretary

Westpac Banking Corporation ABN 33 007 457 141